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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

              APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED
                              INVESTMENT COMPANIES


I.      GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ]     MERGER

[ ]     LIQUIDATION

[X] ABANDONMENT OF REGISTRATION (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]     Election of status as a BUSINESS DEVELOPMENT COMPANY
        (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.      Name of fund: FS Variable Annuity Account Nine

3.      Securities and Exchange Commission File No.: 811-21230

4.      Is this an initial Form N-8F or an amendment to a previously filed Form
        N-8F?

              [ ] Initial Application                  [X] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

        First SunAmerica Life Insurance Company, One World Financial Center, 200 Liberty Street, New York, New York 10281 (formerly 70 Pine Street New York, New York 10270)

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

        Lucia B. Williams                                      Manda Ghaferi, Esq.
        Supervising Director, Variable Product Regulation      Vice President, Assistant General Counsel
        First SunAmerica Life Insurance Company                SunAmerica Retirement Markets, Inc.
        c/o SunAmerica Retirement Markets, Inc.                1999 Avenue of the Stars
        1999 Avenue of the Stars                               Los Angeles, California, 90067
        Los Angeles, California 90067                          mghaferi@sunamerica.com
        lbwilliams@sunamerica.com                              (310) 772-6545
        (310) 772-6307

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7.      Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

        First SunAmerica Life Insurance Company at:

        (i) Depositor Principal Place of Business: One World Financial Center, 200 Liberty Street, New York, New York 10281, (800) 996-9786;

        (ii) c/o SunAmerica Retirement Markets, Inc., 1999 Avenue of the Stars, Los Angeles, California 90067, (310) 772-6000.

        NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.      Classification of fund (check only one):

        [ ]     Management company;

        [X]     Unit investment trust; or

        [ ]     Face-amount certificate company.

9.      Subclassification if the fund is a management company (check only one):

                     [ ] Open-end            [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

        New York

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

        None

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

        SunAmerica Capital Services, Inc., Harborside Financial Center, 3200 Plaza 5, Jersey City, New Jersey 07311, (800) 445-7862.

13.     If the fund is a unit investment trust ("UIT") provide:

        (a)     Depositor's name(s) and address(es):

                First SunAmerica Life Insurance Company
                One World Financial Center, 200 Liberty Street, New York, New York 10281

        (b)     Trustee's name(s) and address(es):

                Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                      [ ] Yes                       [X] No

        If Yes, for each UIT state:

                Name(s):
                File No.:
                Business Address:


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15.     (a)     Did the fund obtain approval from the board of directors
                concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                      [ ] Yes                       [X] No

                If Yes, state the date on which the board vote took place:

                If No, explain: The UIT, FS Variable Annuity Account Nine (the "Separate Account"), does not have a board of directors. On March 9, 2011, the Executive Committee of the board of directors of First SunAmerica Life Insurance Company (the depositor of the Separate Account) (the "Depositor"), by Unanimous Written Consent, passed a resolution determining that the Separate Account should be liquidated and terminated, and authorizing and empowering the officers of the Depositor "to take any and all actions" necessary to deregister the Separate Account under the Investment Company Act of 1940, including causing a Form N-8F to be filed with the Securities and Exchange Commission.

                The Executive Committee of the board of directors of the Depositor resolved to deregister the Separate Account because sales of the contracts supported by the Separate Account had been discontinued and there were no outstanding contracts.

        (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                      [ ] Yes                       [X] No

                If Yes, state the date on which the shareholder vote took place:

                If No, explain: Shareholder approval is not required for a UIT.

                The Separate Account has no contractowners and no outstanding contracts that allocate premiums and contract value to the Separate Account. The contracts were registered on Form N-4 and offered out of the Separate Account (File No. 333-118225). The last remaining contract was surrendered on August 13, 2010.

                Because the Depositor has decided to discontinue sales of the variable annuity contracts and has no plans to develop any other variable annuity contracts that would be supported by the Separate Account, and because there are currently no assets in the Separate Account or its subaccounts and all outstanding contracts have been surrendered, the Depositor has determined that it will not use the Separate Account as a funding medium to support future sales of any other variable annuity contract and that the Separate Account should be deregistered.

II.     DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                      [ ] Yes                       [ ] No

        (a) If Yes, list the date(s) on which the fund made those distributions:

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        (b)     Were the distributions made on the basis of net assets?

                      [ ] Yes                       [ ] No

        (c)     Were the distributions made pro rata based on share ownership?

                      [ ] Yes                       [ ] No

        (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

        (e)     Liquidations only:
                Were any distributions to shareholders made in kind?

                      [ ] Yes                       [ ] No

                If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.     Closed-end funds only:

        Has the fund issued senior securities?

                      [ ] Yes                       [ ] No

        If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.     Has the fund distributed ALL of its assets to the fund's shareholders?

                      [ ] Yes                       [ ] No

        If No,

        (a) How many shareholders does the fund have as of the date this form is filed?

        (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                      [ ] Yes                       [ ] No

        If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.    ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

                      [ ] Yes                       [ ] No

        If Yes,

        (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

        (b)     Why has the fund retained the remaining assets?

        (c)     Will the remaining assets be invested in securities?

                      [ ] Yes                       [ ] No

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21.     Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                      [ ] Yes                       [ ] No

        If Yes,

        (a)     Describe the type and amount of each debt or other liability:

        (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.     INFORMATION ABOUT EVENT(s) LEADING TO REQUEST FOR DEREGISTRATION

22.     (a)     List the expenses incurred in connection with the Merger or
                Liquidation:

                (i)     Legal expenses:

                (ii)    Accounting expenses:

                (iii)   Other expenses (list and identify separately):

                (iv)    Total expenses (sum of lines (i)-(iii) above):

        (b)     How were those expenses allocated?

        (c)     Who paid those expenses?

        (d)     How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                      [ ] Yes                       [ ] No

        If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.      CONCLUSION OF FUND BUSINESS

24.     Is the fund a party to any litigation or administrative proceeding?

                      [ ] Yes                       [X] No

        If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                      [ ] Yes                       [X] No

        If Yes, describe the nature and extent of those activities:

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VI.     MERGERS ONLY

26.     (a)     State the name of the fund surviving the Merger:

        (b) State the Investment Company Act file number of the fund surviving the merger: 811-_________________

        (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

        (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

 The undersigned states that (i) he has executed this amended Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of FS Variable Annuity Account Nine, (ii) he is the Senior Vice President and Chief Accounting Officer, of First SunAmerica Life Insurance Company, the depositor of the FS Variable Annuity Account Nine, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this amended Form N-8F application have been taken. The undersigned also states that the facts set forth in this amended Form N-8F application are true to the best of his knowledge, information, and belief.


                                        /s/ EDWARD T. TEXERIA
                                        ----------------------------------------
June  24, 2011                          Edward T. Texeria
                                        Senior Vice President and Chief
                                        Accounting Officer,

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                                  EXHIBIT INDEX

Exhibit 1 Unanimous Written Consent of the Executive Committee of the Board of Directors of First SunAmerica Life Insurance Company